July 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso

Suzanne Hayes

Jeffrey Gabor

Re: Provention Bio, Inc.

Registration Statement on Form S-1

File No. 333- 224801

Acceleration Request

Requested Date: July 3, 2018

Requested Time: 4:30 p.m. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Provention Bio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

PROVENTION BIO, INC.

By:	/s/ Ashleigh Palmer
Name:	Ashleigh Palmer
Title:	President and Chief Executive Officer